J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

March 27, 2025

Mr. Jeff Long

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form N-14 (“N-14”) of J.P. Morgan Exchange-Traded Fund Trust (File No. 333-285192) (“Trust”)

Dear Mr. Long and Ms. White:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) with respect to the N-14 filed on behalf of the Trust on February 25, 2025 regarding the proposed reorganization and liquidation of each of three J.P. Morgan mutual funds (each, a “Target Fund”) into a newly-created ETF (each, an “Acquiring Fund” and together with the Target Funds, the “Funds”) (each such reorganization and liquidation, a “Reorganization”).

Part I of this letter is in response to the accounting comments of the Staff of the SEC that Mr. Long provided to Cindy Wu of Dechert LLP by telephone on March 5, 2025. Part II of this letter is in response to the disclosure comments Ms. White provided to Ms. Wu by telephone on February 28, 2025. For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the N-14. We will incorporate any changes referenced below into the N-14 for the Trust.

Part I: Accounting Comments

Accounting Comment 1: On page vii of the Q&A section, it is disclosed that JPMorgan U.S. Applied Data Science Value Fund is expected to realize significant capital gains, currently estimated to represent approximately 9.1%-11.7% of the NAV. Please include the estimated amount of such capital gains in dollars.

Response: The disclosure has been revised accordingly.

Accounting Comment 2: With respect to the capitalizations table beginning on page 31, please confirm there has been no material changes in the assets of the Target Funds that would need to be updated as of a more recent date. Alternatively, please update the capitalizations tables as of a date within 30 days of filing.

Response: In light of the incorporation by reference of the semi-annual financial statements for the JPMorgan U.S. Applied Data Science Value Fund, we have updated the capitalizations table for that Target Fund. With respect to the other two Target Funds, we confirm that there have not been material changes in the assets of the Target Funds such that the tables would need to be updated as of a more recent date.

Accounting Comment 3: On page 2 of the Statement of Additional Information, please update the hyperlink to number four, audited financial statements for JPMorgan International Hedged Equity Fund for the period ended October 31, 2024, as the current hyperlink leads to the 2023 annual report.

Response: The hyperlink has been revised accordingly.

Accounting Comment 4: On page 2 of the Statement of Additional Information, number six, audited financial statements for JPMorgan U.S. Applied Data Science Value Fund for the period ended June 30, 2024, went stale on March 2, 2025 pursuant to the 245 days rule. Please provide the unaudited financial statements for the period ended December 31, 2024 and refile.

Response: The requested financial statements will be filed with a pre-effective amendment.

***

Part II: Disclosure Comments

Disclosure Comment 1: In the Q&A section, it is disclosed that capital gains from securities sales by the Target Funds prior to the Reorganizations may be distributed either (i) by the Target Funds prior to the Reorganizations or (ii) by the Acquiring Funds after the Reorganizations. Please advise supplementally what determines whether they will be distributed before or after the Reorganizations.

Response: Each of the Acquiring Funds and the Target Funds will determine the appropriate timing of capital gain distributions in light of the tax rules applicable to regulated investment companies (“RICs”), the applicable rules under the Investment Company Act of 1940, as amended (the “1940 Act”) and the particular circumstances surrounding the relevant Reorganization. Each of the Target Funds and the Acquiring Funds is or is expected to be a RIC within the meaning of subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). A RIC generally does not pay federal income taxes on capital gains distributed to the RIC’s shareholders. However, under Section 19 of the 1940 Act, there are limitations on the number of capital gain distributions that can be made by a RIC in one tax year. In addition, the Target Fund and the Acquiring Fund in each Reorganization may consider whether it is appropriate to make pre-Reorganization distributions of capital gains earned by the Target Fund prior to the Reorganization to the Target Fund shareholders or to carry such capital gains over to the Acquiring Fund.

Disclosure Comment 2: On page 10 of the Information Statement/Prospectus, for the U.S. Applied Data Science Reorganization, will the fact that the mutual fund has “U.S.” in its name and the ETF does not results in any differences in geographic composition? Please disclose.

Response: We do not currently expect that the geographic composition will be materially different. The name change was driven by the desire for JPMorgan Fundamental Data Science Large Value ETF to follow the naming convention in place for several other JPMorgan ETFs, not by a change in investment strategy. We acknowledge that pursuant to Rule 35d-1 under the 1940 Act, JPMorgan Fundamental Data Science Large Value ETF will have an 80% policy that will invest 80% in large, well established equity securities (companies with market capitalizations similar to those within the universe of the Russell 1000® Value Index), while JPMorgan U.S. Applied Data Science Fund has a different 80% policy.

Disclosure Comment 3: With respect to the fee tables for the International Hedged Equity Reorganization, it’s unclear why the Fee Waivers and/or Expense Reimbursements for Class R6 is shown as NONE. Please revise. In addition, based on your disclosure in the risks section, should this fund have a line item for Acquired Fund Fees and Expenses? Please advise or revise.

Response: As explained in footnote 3 to the fee table for the International Hedged Equity Reorganization, the Fee Waivers and/or Expense Reimbursements for Class R6 is NONE because beginning on March 1, 2025, the expense cap for the International Hedged Equity Fund is voluntary and can no longer be included in the fee table. In addition, we have confirmed that there is no need to include a line item for Acquired Fund Fees and Expense because the amount for this line is less than one basis point.

Disclosure Comment 4: On page 18 of the Information Statement/Prospectus, please discuss Class R5’s waiver information in footnote 3.

Response: The disclosure has been revised accordingly.

Disclosure Comment 5: With respect to the Expense Examples starting on page 18, it is disclosed that sales loads have not been included for Class A Shares because, beginning on March 1, 2025, no sales charges will be imposed on purchases of Class A Shares of the Target Funds. Please confirm this is true.

Response: The Expense Examples have been reviewed, and the examples do include the sales loads for Class A Shares. The sales loads were included because during the time period that the examples were based on, sales loads were imposed. The disclosure has been revised to explain that the examples include sales loads but that such sales loads have been subsequently discontinued beginning on March 1, 2025.

Disclosure Comment 6: On page 25 of the Information Statement/Prospectus, it is disclosed that to the extent “other expenses” of JPMorgan International Hedged Equity Laddered Overlay ETF decrease below 0.50% following the Reorganization, the Fund will have the benefit of a lower expense ratio. Should it be revised to 0.33%? Please advise or revise.

Response: The disclosure has been revised to clarify that to the extent total annual fund operating expenses after fee waivers and/or expense reimbursements of JPMorgan International Hedged Equity Laddered Overlay ETF decrease below 0.50% following the Reorganization, the Fund will have the benefit of a lower expense ratio than currently estimated.

Disclosure Comment 7: On page 25 of the Information Statement/Prospectus, it is disclosed that JPMIM represented that JPMorgan U.S. Applied Data Science Value Fund intends to utilize equalization accounting to reduce the amount that will be distributed to shareholders in the form of dividend distributions. Please briefly explain what equalization accounting is and how it will reduce the effect of capital gains on shareholder.

Response: The disclosure has been revised accordingly.

Disclosure Comment 8: On page 26 of the Information Statement/Prospectus, it is disclosed that potential benefits to JPMIM in expanding its ETF line-up and potential conflicts of interest around such. Please disclose more about the potential conflicts of interest mentioned here.

Response: We respectfully acknowledge your comment. However, we believe that the level of current disclosure is appropriate.

Disclosure Comment 9: On page 29, it is disclosed that notwithstanding the foregoing, no opinion will be expressed as to the tax consequences of the Reorganizations on contracts or securities on which gain or loss is recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code. Please rewrite this in plain English.

Response: The disclosure referenced is a standard carve-out from an opinion that a combination of funds is generally a tax-free reorganization and refers to certain assets the transfer of which may nonetheless be taxable under limited circumstances. To provide additional clarity, we will revise the disclosure as follows: “The tax opinion is only issued with regards to the general treatment of the combination of the two separate entities as a tax-free reorganization. The opinion does not extend to the taxability of certain transferred assets in respect of which gain or loss would be recognized by a Target Fund notwithstanding the tax-free reorganizations or shareholder redemptions that may occur as a result of the reorganization.”

Disclosure Comment 10: On page 25 of the Information Statement/Prospectus, it is disclosed that for JPMorgan International Hedged Equity Fund, an issuer of a security will be deemed to be located in a particular country if: (i) the principal trading market for the security is in such country, (ii) the issuer is organized under the laws of such country or (iii) the issuer derives at least 50% of its revenues or profits from such country or has at least 50% of its total assets situated in such country. Will the ETF also determine where security is located this way? Please disclose.

Response: The ETF will also determine where security is located in the same way. The disclosure in the Information Statement/Prospectus has been updated accordingly.

Disclosure Comment 11: Please revise for clarity the Comparison of the Fund’s Investment Objectives and Principal Investment Strategies for International Hedged Equity Reorganization, highlighting the major differences.

Response: The disclosure has been revised accordingly.

Disclosure Comment 12: On page 36 of the Information Statement/Prospectus, the paragraphs discussing Options Overlay Strategy seems redundant. Please consider consolidating with prior disclosure that discloses options overlay strategy or taking it out to make the disclosure more concise than the way it is listed.

Response: The disclosure has been revised accordingly.

Disclosure Comment 13: On page 37 of the Information Statement/Prospectus, it is disclosed that JPMorgan Mortgage-Backed Securities ETF may invest in mortgage pass-through securities eligible to be sold in the “to-be-announced” or TBA market (Mortgage TBAs). Is this unique to the ETF or does it apply to the mutual fund as well? Please clarify.

Response: JPMorgan Mortgage-Backed Securities Fund may also invest in Mortgage TBAs. We understand this specific disclosure does not currently appear in the mutual fund’s investment strategies as we provided this disclosure as an enhancement when preparing for the preliminary prospectus of the JPMorgan Mortgage-Backed Securities ETF. We note that the mutual fund may invest in all types of mortgage pass through securities, including those eligible to be sold in the TBA market.

Disclosure Comment 14: On page 41 of the Information Statement/Prospectus, it is disclosed that Foreign Securities and Emerging Markets Risk is a principal risk for JPMorgan U.S. Applied Data Science Value Fund but an additional risk for JPMorgan Fundamental Data Science Large Value ETF. Given that the mutual fund has “U.S.” in its name but not the ETF, please confirm.

Response: In preparing the disclosure for JPMorgan Fundamental Data Science Large Value ETF, we identified that Foreign Securities and Emerging Markets Risk was disclosed as a principal risk for JPMorgan U.S. Applied Data Science Value Fund, but that the fund did not invest significantly in foreign securities. Therefore, in the disclosure for the ETF, it was determined that the risk should only be identified as an additional risk.

Disclosure Comment 15: With respect to the Description of Investment Risks section beginning on pages 42, where a risk is shared by more than one fund, please describe it once and then highlight any differences, if any.

Response: The disclosure has been revised accordingly.

Disclosure Comment 16: With respect to Appendix B, it is disclosed that the following is a summary of certain important differences between the organizational documents governing the Target Funds and the Acquiring Funds. If there are any material differences in these documents, please discuss them in the body of the filing.

Response: The disclosure has been revised to clarify that there are no material differences.

***

Should members of the Staff have any questions or comments concerning this letter, please call Allison M. Fumai of Dechert LLP at 212-698-3526.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary